Filed by Motient Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rare Medium Group, Inc.
                           Motient Corporation and Rare Medium Group, Inc. Commission File No. 0-13865



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           Replay Available for Motient Corporation (NASDAQ: MTNT) and
      Rare Medium Group (NASDAQ: RRRR) Merger Announcement Conference Call


RESTON, Va., May 16, 2001/ PR Newswire/ - Motient Corporation issued the following:

          A replay of the May 15th call hosted by Motient Corporation (NASDAQ:
        MTNT) and Rare Medium Group (NASDAQ: RRRR) to discuss their announced merger is now available. To listen to the replay, please dial the number and access code below:


                         Call-in number: 1-888-203-1112
                               Access code: 459646



Caution Concerning Forward-Looking Statements

The discussion set forth in the transcript includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the consummation of the proposed merger, combined business opportunities and synergies, expected revenues, liquidity, effect on cash expenditures, cash flow and outstanding bank indebtedness, and financial performance. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's and Rare Medium's filings with the Securities and Exchange Commission, including Motient's registration statement on form S-3 (File No. 333-42014) and Motient's annual report on Form 10K for the year ended December 31, 2000.

Motient and Rare Medium will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention:
Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Rare Medium and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Rare Medium stockholders. The directors and executive officers of Rare Medium include: Glenn Meyers, Andrew Africk, Jeffrey Killeen, Michael Gross, Marc Rowan, William Stasior, Craig Chesser, Michael Hultberg and Robert Lewis. Collectively, as of April 17, 2001, the beneficial ownership of the directors and executive officers of Rare Medium, was approximately 45%, including 39,932,019 shares held by affiliates of Apollo Management, L.P., representing approximately 44% beneficial ownership. The shares held by affiliates of Apollo Management, L.P., include 12,709,499 shares of common stock and 27,222,520 share issuable upon conversion of preferred stock and exercise of warrants. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrott, Andrew Quartner, Jonelle St. John, W. Bartlett Snell, Randy Segal, and Dennis Matheson. Collectively, as of April 30, 2001, the directors and executive officers of Motient beneficially owned approximately 2.65% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.




                     ***************************************




                               Motient Corporation
                            Investor Conference Call
                           May 15, 2001 - 10:00am est


Caution Concerning Forward-Looking Statements

The discussion set forth in the following transcript includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the consummation of the proposed merger, combined business opportunities and synergies, expected revenues, liquidity, effect on cash expenditures, cash flow and outstanding bank indebtedness, and financial performance. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's and Rare Medium's filings with the Securities and Exchange Commission, including Motient's registration statement on form S-3 (File No. 333-42014) and Motient's annual report on Form 10K for the year ended December 31, 2000.

Motient and Rare Medium will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention:
Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Rare Medium and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Rare Medium stockholders. The directors and executive officers of Rare Medium include: Glenn Meyers, Andrew Africk, Jeffrey Killeen, Michael Gross, Marc Rowan, William Stasior, Craig Chesser, Michael Hultberg and Robert Lewis. Collectively, as of April 17, 2001, the beneficial ownership of the directors and executive officers of Rare Medium, was approximately 45%, including 39,932,019 shares held by affiliates of Apollo Management, L.P., representing approximately 44% beneficial ownership. The shares held by affiliates of Apollo Management, L.P., include 12,709,499 shares of common stock and 27,222,520 share issuable upon conversion of preferred stock and exercise of warrants. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrott, Andrew Quartner, Jonelle St. John, W. Bartlett Snell, Randy Segal, and Dennis Matheson. Collectively, as of April 30, 2001, the directors and executive officers of Motient beneficially owned approximately 2.65% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.




Eric: Good morning. Thank you for joining us to discuss our acquisition of Rare Medium Group, which was announced via press release last night after the market closed.

Eric: Before we begin, I'd like to point out that we are joining you from multiple locations, so when you are asking questions during our Q&A Process if you can please identify yourself that would be very helpful.


Representing Motient today are: Chairman, Gary Parsons; President and CEO, Walter Purnell and Chief Financial Officer, Bart Snell. Representing the Rare Medium Group is Chairman and Chief Executive Officer, Glenn Meyers. After their prepared remarks and an overview of the transaction, we'll open for your questions.

Let me first turn it over to Walter Purnell, Walt?


Walt Purnell: Thanks Eric and Good Morning. Last night, we issued a Press Release that announced a very significant event in the Motient and Rare Medium Group. We announced that we have signed definitive documents agreeing to acquire and merge our company with Rare Medium Group. The transaction still requires a number of approvals, including shareholder approval from both groups of shareholders, so we expect that the deal will not finally close until perhaps the end of the third quarter.


In a transaction of this type you look for synergy and the combination of Motient and Rare Medium Group has several flavors of synergy.

First there is the business synergy.


As you know, Motient has been in the business of providing nationwide wireless data services through both our terrestrial network and our satellite network. One of the key growth inhibitors has been the lack of end-to-end solutions. Many of our larger customers found the resources to do the back-end integration themselves, but smaller and medium sized companies found the system integration resources hard to come by. Over the years we have attempted to partner with as many software and integration houses as possible in order to be able to bring complete solutions to our customers and enhance sales. With the availability of products like eLink and Blackberry and some of the newer hardware platforms, we have been able to bring mobile access to email, content, and web clipping to a growing number of prospects. But with that as a foundation, we found a further requirement, access to corporate business data, the Intranet, and broader access to the Internet.

Simply stated, email opened the door, but now the customer wants to do substantially more. This is where Rare Medium Group comes in since their specialty is enablement of business processes and structuring of business information for Internet, Intranet and wireless networks.


We began having discussions with Rare regarding a partnering relationship and as we continued the discussions it became more and more obvious that a more formal relationship would make sense.

We saw in a merger an opportunity to jointly approach corporate prospects with the complete array of products and solutions that would enable Rare to gain more development and integration engagements and for Motient to close more network business. We are preparing a joint "go to market" strategy to maximize this business synergy.

The synergy does not stop there.


Motient has a growing business with a solid revenue stream and an enormous amount of hidden value and potential upside in assets like our frequencies, our Motient Satellite Ventures investment, our stake in XM Satellite Radio, and our nationwide network. While those assets may have fairly obvious economic value soon, the fact is that today Motient has a need for more cash and ongoing liquidity. Rare, on the other hand, has a business whose revenue stream is less predictable in that it is not an annuity business, but after the right sizing they are expected to be cash positive going forward and they have an significant amount of cash on their balance sheet. Together, we have a number of items: >> The cash to get over the short-term liquidity concerns that have been overhanging our stock price, >> And we have, the business synergy to maximize the revenue growth on both sides of the business, and >> we can buy the time necessary for our combined businesses to mature and for our hidden assets to exhibit their long-term value and annure to the benefit of both sets of shareholders.

There will be the usual further synergies due to having a combined operation and one benefits plan, one payroll system, etc, but we do not expect further dramatic savings as a result of the merger because both companies have taken substantial cost saving actions leading up to this point.


In order to be sure we take maximum advantage of this opportunity to grow our businesses, we will begin the process of working together, making joint calls, and jointly participating in resource decisions between today's announcement and the final closing.


We simply don't want to waste any time.

This creates a very different company. We nearly double in size, in terms of employees. In addition to geographic presences in Lincolnshire and Reston, we now add significant outposts in Dallas, Denver, Atlanta, Northern and Southern California, and New York City. Over the next several weeks we will be working on the joint plan for taking the business forward and will be making the appropriate announcements as they are settled.

We also gain a significant new shareholder in Apollo Management, as well as new representation on our board from the Rare Medium Group.

Bart Snell will take you through the financial details of the transaction shortly, but basically we are using a combination of newly issued Motient stock and a portion of our existing stake in XMSR to complete this transaction. We expect that at the end of 2001 the combined company will have a positive cash balance remaining, even after some of the cash gained from the merger is used to pay down debt. Coupled with the cash balance going into 2002, we will also have:
>> up to 4.7m shares of XM remaining,
>> our stake in MSV
>> portfolio of technology investments and >> an improved cash burn rate due to conservation, synergies, and due to the expected positive cash flow from Rare's ongoing operation.

In net, our perceived liquidity issue will be dealt with decisively and we will expect more positive financial disclosure with respect to our future liquidity as we complete this transaction.

Taken together, this transaction looks like the very definition of a synergistic deal. Both teams look forward to what we are going to be able to accomplish together.


For the details of the transaction, let me turn it over to Bart Snell. Bart?

Bart Snell: Thanks Walt.


First let me start with the observation that this is a very complex transaction. Complex because it had to meet the needs of a number of interested parties.
Specifically: >> Rare Medium's common shareholders >> Motient's common shareholders >> Rare Medium's Preferred shareholder, and >> Motient's Guarantors and Banks


In reviewing the mechanics:

In the merger, each share of Rare Medium's existing common stock will be exchanged for one-tenth of a share of a new series of Motient's convertible preferred stock with a liquidation preference of $20.00 per share. It is expected that the outstanding shares of Rare Medium common stock will convert into approximately 6.4 million shares of the new convertible preferred stock, with an aggregate liquidation preference of approximately $127 million. Each share of convertible preferred stock will, in turn, automatically convert into
6.4 shares of our common stock upon our common stock trading above $3.125 per share for ten trading days. >> Essentially, upon conversion, Rare common holders receive .64 shares of Motient for every current Rare common share. Total new Motient shares issued are just under 41 million, or approximately 45% of the combined entity will be to the new Rare shareholders.

Additionally, we will restructure Rare's balance sheet by retiring Rare's outstanding preferred issue using 9 million shares of XM as compensation. The Company will deliver nine million of its XM Satellite Radio shares, plus approximately $13 million in cash, to retire in consideration for Rare Medium's existing preferred stock. If the sum of the value of the XM Radio shares plus the cash is less than $115 million at closing, the Company will issue a three-year promissory note to Apollo in the amount of any deficiency, which note will be secured by a second lien on the assets securing our existing guaranteed bank debt. The principal amount of this note will be subject to re-adjustment on September 30, 2001, based on the then-current market value of XM Radio stock and can only be adjusted downward.

As a result of the pro-forma ownership, as Walt discussed, Apollo becomes Motient's second largest shareholder on a current basis, and largest on a fully diluted basis as they agreed to exchange their outstanding Rare warrants into Motient warrants with comparable terms. Additionally, 3 representatives of Rare's shareholders will join Motient's board, expanding it to a total of 9 members.

XM also gains a new shareholder, as Apollo will become XM's largest holder and therefore would be expected to have representation on XM's board.

Moving deeper into the financial details: At signing, Rare Medium had approximately $100 million of cash on its books. This excludes the $25M Rare loaned to Motient on April 4, 2001. At closing, this loan will be cancelled. b. With respect to Motient's existing guaranteed bank debt, at closing, we will use cash on the books of Rare to repay approximately $34 million of our bank debt. In connection with this, Apollo will replace Baron Capital and Singapore Telecom as guarantors under Motient's revolving credit facility. Furthermore, the guarantors have required as a condition to the transaction that the Company sell 1M XM shares to be used as a 100% reduction in the bank debt by September 30, 2001. Hughes has the right to defer the sale of these shares beyond September 30th. d. Upon today's signing of the definitive agreements and receipt of the necessary bank approvals, the guarantors have agreed to release the $14M escrowed as a condition of the initial Rare Medium loan. e. With respect to Motient liquidity prior to closing, the merger agreement provides that if necessary for liquidity purposes, and subject to certain conditions, we may either draw upon the second $25 million tranche under our bridge loan agreement with Rare Medium announced on April 4th, 2001, or we may sell up to 2 million additional XM Radio shares, with 50% of such proceeds to be used to repay bank debt and the balance for liquidity. Upon closing of the transaction, the bridge loans with Rare Medium would be cancelled and any shares of XM Radio stock used to secure such loans would be released by Rare Medium and returned to the guarantor collateral pool.

By year-end, taking into account this transaction and the expected payment from Aether of $10M on the delayed purchase price, we expect to enter 2002 with less than $50 million of bank debt. Over the last year, we have funded our business while making a large step toward eliminating our bank debt.

So to summarize this new capital structure: f. At the close of the transaction, and presuming the conversion of the new preferred shares, existing Motient shareholders will represent 55% of the merged companies, and Rare Medium shareholders will represent 45% of the combined companies. Motient will have slightly more than 90M direct shares, with Hughes and Apollo being the largest individual shareholders. As previously mentioned, we expect bank debt will be reduced to less than $50M dollars by the end of this year. Entering 2002, we will have dramatically de-leveraged Motient's balance sheet since the original debt was put in place in early 1998. And, we have additional potential liquidity events in front of us, including: i. MSV II, the investment providing $45M of additional liquidity ii. Aether purchase price earn-up, worth potentially $16-22M in the 1st Quarter of 2002 iii. Some monetization of the RareMedium investment portfolio, similar to recent events with CMJ and ePrize iv. We will also have up to 4.7M XM shares. Now that XM has successfully launched their second satellite, they are on their way to commercial launch later this year. v. We will also have improving financial performance of both companies, as we approach an expected EBITDA during the first half of next year. Clearly, the attainment of that objective will be based on the continued and growing acceptance of wireless Internet services by corporate America. We believe this merger will enhance our ability to achieve this milestone, while adding Rare Medium's ability to add revenue and bottom line benefits. Upon completion of the merger, the combined companies are expected to have sufficient cash to operate well into 2002. With the execution of some combination of the Motient liquidity opportunities associated with MSV, Aether, the venture portfolio, or further XM monetization -- we expect to have strong liquidity situation as we enter 2002.

We are excited by the merger for both companies' shareholders, and we look forward to bringing our combined efforts to our customers with a strong balance sheet and improving financial performance.


With that, let me turn it back to Walt and Glenn for their wrap-up. Walt?


Walt Purnell: Thanks Bart.


Upon consummation of this merger, we've created a company that is able to provide a full range of software solutions, including Web-enabled enterprise systems and the related mobile extensions.

We've combined the annuity revenue stream of Motient, with the engagement oriented revenue of Rare, and we've combined the asset base of Motient with the resource base of Rare.


To talk a bit more about Rare before we close, and provide his insights on this combination, let me introduce, and turn it over to Glenn Meyers, the Chairman and CEO of Rare Medium Group. Glenn?

Glenn Meyers: Great thanks Walt I appreciate it. Thank you Bart and Gary your entire team it's been a pleasure to work with over the last few months in getting this deal signed and look forward finalizing the process. With that needless to say this is a very exciting day for all of us at Rare Medium, our shareholders, our management, our employees, and our directors. This transaction represents a new chapter in our evolution from a leading technology solutions company into combining with Motient a leading wireless data network as well as the additional assets that Bart and Walt have described we believe the combination of Rare and Motient represent a unique business proposition, providing turn-key wireless data solutions and services just as nearly 6 years ago when we started Rare Medium as one of the first web developers as the worldwide web and the internet were being formed as this new communications paradigm we believe that wireless data will be the new communications paradigm and platform of choice in this millennium. While email was the first killer app on the internet, it's also the first killer app of wireless data, and just as the internet and worldwide web have proliferated many additional applications and solutions that both corporations and consumers have adopted we believe the same opportunities exist in wireless data and mobile computing in general, we believe the combined company will be truly uniquely positioned to leverage this opportunity. Moreover, we think this is a unique opportunity for Rare Medium and its shareholders to participate in a transaction where not only does it become a substantial owner of Motient a leading wireless data network, a significant shareholder of XM Radio, a company by the way which Motient helped incubate and Motient Satellite Ventures, post closing Rare shareholders would own approximately 45.1% of the combined company. We think this is a terrific opportunity to leverage our capital and partner with a company with hard assets. Rare will continue to provide Internet solutions for its existing customer base and new clients in the future. Rare will leverage its tremendous talented employee base as we expand our pervasive computing practice. Recently IBM selected Rare Medium as one of the few pervasive computing partners worldwide from the e-services sector. We are excited about this relationship and the possible leverage that it does also have in the combination. We believe integrating our skills, our leading customers, like Nestle, Corporate Express Wyndham, Goldman and many others with Motient's leading customer base and future prospects who want turn-key mobile computing solutions we would truly stand apart.

Lastly at a recent Morgan Stanley conference NTT Docomo the world's leader in mobile computing and wireless data was sited for it's turn-key solution, its network content and services as a one stop provider as a key to its success. We truly believe the future is very exciting for the combined company going forward.

I'd like also to touch on last quarter for Rare Medium. After a record 10 consecutive quarters since going public culminating with an excellent 4th quarter where we beat our estimates and where we were one of the few companies to do so in our sector, we ran into the same terrible down turn the rest of our competitors had run into in the previous quarters as well as overall companies in the IT sector itself, including bellwethers like Sun and Oracle and Dell. Companies like Exodus and virtually all of the web software companies. These are all companies that we partner with either for their hardware and their software and the downturn in their business certainly hurt us in a compounded way as well. No one has been spared from this downturn. Executives of many of these leading companies say that they've never seen such a dramatic down turn in the IT business in their extensive careers in the business which date back decades. While Rare certainly is not immune to this or the overall economy in general with the recession that exists certainly in the IT sector. Even our long standing loyal customers whose revenue helped us hit our numbers in our fourth quarter stopped much of their web development as the economy turned down and many new projects where put on hold. The combinations of this recession and the dot com start-up demise no longer nipping at the heels of major corporations also dramatically contributed to this phenomenon. Moreover, many companies in the e-business service sector have just gone away through closure, bankruptcies, or what have you. Needless to say new customers were reluctant to give orders no matter who the e-services partner was. Our management and board made its decision to explore strategic opportunities whereby leveraging our talent and as I mentioned our capital in an out of sector transaction that would create shareholder value over the long term, in light of these factors that plagued our e-services sector. Moreover due to these factors we have right sized our business in light of this decision, we have made extensive expense reductions in labor and infrastructure we have cut our burn rates and our venture portfolio and our incubator portfolio to virtually zero. We have persevered and preserved our capital and with these expense cuts while continuing our services to our customers and continuing to win new profitable business. We will not take on projects that lose money just to book revenue like many of our other competitors do certainly these economics are reflected in our current quarter. Nevertheless we stand by them as we explore and attempt to close this transaction with Motient and leverage this huge opportunity.

In addition, in closing, as I said I am very excited about this opportunity our entire management team and board of directors and all of our advisors are as well. Again we believe that the Rare Medium common shareholders owning the combined currency of both of these companies will create the most long-term value for their company and we all are a hundred percent supportive of the transaction.

I would like to thank the following people for all their hard work and dedication in getting us to this point. On Rare Medium I'd like to thank Rob Lewis, Mike Hultberg and Craig Chesser their dedication and hundred hour weeks over the last few months in getting this transaction signed has been admirable. For Apollo, who as Walt and Bart both mentioned were a major participant in this transaction and a major advocate, I'd like to thank all the hard work and efforts of Marc Rowan and Andy Africk who are also our directors, and then our independent directors Bill Stager and Jeff Killeen certainly worked well above their duty and capacity to also help get this transaction signed. And lastly, CSFB and Skadden our bankers and lawyers.

We feel that we have a terrific team, we've had a great relationship with the Motient management team and their advisors. We look forward to successfully closing this transaction and a successful future together. With that I'll turn it back to you Walt.

Walt Purnell: With that, let's open for your questions.

Call Coordinator: Communicate instructions for Q&A


Walt Purnell:

Thanks Glenn. With that we will open it up to questions, and let me remind you that we are all in different locations this morning so please try to direct your calls so we can handle them as smoothly as possible.

Moderator: Our first question comes from Joel Luton of APS Financial.

Joel Luton: Good Morning. I've got several questions and I'll direct these toward Gary and Walt. In terms of your pay down of your debt--on closing of this transaction will you take out the term loan at the holding company or the parent company?

Bart Snell: Our first answer is with the pay down, yes, we would eliminate the term loan and we would be left with the revolving credit facility at the operating company.

Joel Luton: OK and, also, in terms of cash flows from Rare, can you all quantify that in terms of how much you expect from EBITDA from Rare?

Bart Snell: I think for the first half of the year and Glenn you may want to chime in, there have been some restructuring expenses in the back half of the year. I believe Rare believes they will return to EBITDA positive operations in the second half of the year.

Glenn Meyers: Basically, we're working through this since we announced the transaction and as Walt mentioned over the next few weeks we will be working on an integration plan. We don't have that, we have a lot of the pieces. At that point, we will come back to the street with a unified plan that speaks about some forward looking numbers. At this point, I have to say, you know, we've worked really hard, we've cut over $30 million of payroll expense, we've cut significant amount of infrastructure real estate expense, and as you can see from our cash you know we have preserved a significant amount of our capital and still have much of our venture assets and incubator assets. So, you know, again we will have a plan out I think shortly after we are done with the integration.

Joel Luton: OK, in terms of the XM, number of XM Shares, before this transaction you had 14.7 million XM and 9 million essentially goes to Apollo. I calculate
5.7 million left over, where am I missing 1million or so?

Walt Purnell: There will be 1 million more shares that our guarantors have asked us to sell between now and Sept. 30th although that may be delayed if the price isn't right.

Joel Luton: OK, and one more question for you all.

Joel Luton: Your 12 1/4 % Senior Notes before this announcement were in the twenties, you are obviously going to have some cash here. Would you consider buying back these notes at these low levels--I'm not sure where they are going to be after everything settles out here. But, If there in the twenties or thirties would you consider personally using some of your cash to buy back those notes?

Bart Snell: As one comment, as I understand it, there is very low trading volume and the price in the high yield bond market is somewhat subjective at this point in time. That being said we have no plans to buy back our bonds in the near future with either cash or any form of security.

Joel Luton: Thank you very much.

Moderator: Next question comes from Jim Ballan of Bear Stearns.

Jim Ballan: Thanks a lot. I just have a couple of questions.

I was wondering if you could talk about any work that Motient and Rare Medium have done together to date and if there are any overlapping customers that you think you could get benefit from immediately? I know Glenn mentioned IBM as one potential? The other, has Apollo made any indication to you about providing future funding and also could you talk a little bit about the benefits of having Apollo now as a major shareholder? Thanks a lot.

Walt Purnell: This is Walt, Jim, Good Morning.

Jim Ballan: Good Morning

Walt Purnell: We have a team that is working on our go to market strategy our joint go to market strategy with Rare. We're working on two kinds of things, One is, what kind of packages do we assemble to go and present to customers that provide a complete solution for the customer and the second is who are those customers? We obviously have mutual relationships with IBM, a variety of mutual relationships with IBM and we are also, anxious to introduce each other to our other collections of accounts but, we haven't done that yet. That is a little premature. Regarding future funding--we're not there yet. This transaction is just announced and it provides substantial liquidity and an ongoing strategic path to 2002 for us. We really don't have any statements to make about future funding at this time but, we are very pleased to have an additional big name investing in the Company in Apollo.

Glenn Meyers: Also, to add to that, it's Glenn. Apollo in their portfolio-- they have about 50 companies in their portfolio which aggregate to over $50B of revenue. They include companies like Corporate Express and Wyndham who are our existing clients. Who are multimillion dollar clients, where we do have existing pervasive computing initiatives underway. The idea that we are now partnered with a leading network, I think creates a lot of leverage. Moreover, the opportunity to tap the balance of Apollo's portfolio that wasn't interested in pure web development services but is clearly interested in mobile computing as the enterprise moves into the mobile environment so, we think the combination of our customer list and Apollo's portfolio and Motient's customer list, the cross selling between the two as we form that new business development team is going to represent some big upside for us.

Jim Ballan: Great, Thanks a lot guys.

Moderator: Michael Gill from Tayhause Securities:

Michael Gill: Thanks very much. I see that you guys still have about three different sources of cash going forward. One is the $10m due from Aether and the second one the earn-out from Aether and the third is the potential cash from the any MSV transaction. It had been anticipated that that money was going to pay down bank debt largely, now that you are paying off a lot of the bank debt, is that still the case?

Bart Snell: Good Morning. We expect that the $10M that you refer to that's kind of the delayed Aether purchase price payment, would be 100% debt reduction. The Mobile Satellite Ventures transaction and the Aether purchase price we would expect to be more in the 50% debt reduction event.

Michael Gill: More than 50%?

Bart Snell: Would be 50% and of course would depend on the debt level at that time.

Michael Gill: OK, you said that Apollo is going to replace Singapore Telecom and Baron as guarantors, is that mean that Hughes is still a guarantor?

Bart Snell: Yes, they are. They remain a guarantor for approximately 75% of the bank facility.

Michael Gill: Does anything happen with shareholder warrants--do they remain outstanding, and their exercise price of $1.31 remains the same?

Bart Snell: Actually, getting to that level of detail--Singapore Telecom gave up their 300,000 warrants as part of the agreement to get off the guarantee and Baron gave up the same number of their warrants as well. Baron and Hughes retains the balance at the price issued.

Michael Gill: Is there a time at which you guys can force conversion of those warrants for additional liquidity? Considering the money at present at least.

Bart Snell: I'm not aware of that but, I would need to get back to you at a later date. If you want to check with me tomorrow, I will be happy to answer your question.

Michael Gill: Last question, is there any update you can give us on the FCC approval process for the MSV transaction?

Bart Snell: Gary, Gary Parsons --you on the call?

Walt Purnell: Maybe we have lost Gary. Let me try to fill in. This is Walt. Where we are in the process is it has gone out on public notice and we have received responses, a lot of very thoughtful responses. We have responded to those and we are in the additional period. It is difficult to be sure when this process ends. We are hopeful that sometime in the third or fourth quarter we will be able to get a ruling. But, the process is well along now.

Michael Gill: Third or fourth quarter is best guess at this point.

Walt Purnell: And it's simply because it is difficult to predict the FCC's pace.

Michael Gill: Completely impossible. Give it your best shot. Thank you very much guys.

Moderator: Next question from Steven Luccacini of Bear Stearns.

Steven Luccacini: Good Morning

Steven Luccacini: Yeah, I just have a couple quick questions. One is if you could just provide a little bit more color on the cash at Rare Medium right now and you know what's the burn rate to get to EBITDA breakeven middle of next year and then second if you could provide just a little more color on distribution. Tell us about Rare Medium's direct sales force, the size of that force and perhaps if there are any other channels partners that Rare brings.


Walt Purnell: We'll let Bart address the liquidity issue and then will turn it over to Glenn on the distribution channel.


Bart Snell: Speaking for Rare, I believe they ended the quarter, the first quarter with a little over $100 million in cash on hand. We ended the quarter with just under $20 million dollars of cash on hand. As we look to the combination of the liquidity events associated with this transaction as well as the performance of our core business and Rare's for the second half of this year we expect to see steady increasing bottom line performance as we reported in our first quarter earnings call a couple of weeks ago and as we discussed we expect to see further improvement in the second quarter. You follow that through the next two to four quarters that's what really leads us to cutting back on our liquidity needs and with the expected early 2002 sources of liquidity from Mobile Satellite Ventures, a ruling from the SEC, with the Aether purchase price earn-out and the XM shares we would hold at that time we believe we would have the funding sources in hand to get us to early-2002, mid-2002 and we've talked about by then being EBITDA breakeven with Rare contributions, Rare Medium's contributions to the bottom line as well we feel better about achieving that milestone by that point in time.


Glenn Meyers: This is Glenn Meyers. Just specifically on the cash. We ended the quarter with $133 million of cash and as Bart said in his comments we currently have over $100 million in addition to the $25 we gave Motient so you know $125 all end. In terms of the go to market strategy, we have strategic relationships as one of the first web developers we have long standing relationship with Microsoft and IBM and Sun and Oracle with many of the web content management companies like Venette, ATG, Interwoven and a number of the ecommerce software companies. So you know we have these deep relationships, we think that again those relationships along with an outstanding customer base that combination our business development team now having this network solution sales and this device sale and this more of the package solution that what's going to be very compelling you look at the UPS' and the Motient customers that are operating their business in a mobile computing business platform that's really were the Fortune 500 enterprise will go in this economy maybe it goes a little bit slower but certainty it is going to get there. The IT information technology is not going away because of a blip in the economy and we think mobile computing is a big opportunity. So Walt and I will be working as he has mentioned over the next few weeks to leverage our business development and sales teams together to sale a combined set of solutions across the whole product set that we have.

Gary Parsons: Hey Glenn and Walt this is Gary. I think they have turned my line back on again finally. But let me back up for just a minute again because I want to add a little more flavor to the FCC question that was asked relative to the Mobile Satellite Ventures filings that we're in. Walt definitely gave a good capsule of it. The final comments on that in reply to our proposal are due Monday. So we would expect to have the final rounds coming through at that point in time and then it would be up to the FCC to make their determinations. We are very pleased with some of the support we have gotten. You know normally in these sort of transactions you make a proposal and you put it forward and the only replies that come in are from people who don't want you to do it. In this particular case not only did we get the normal replies from the people who don't want you to do which is largely all of the existing cellular and terrestrial PCS carriers but we got a significant number of folks other governmental agencies, customers of our, ICO and others filing in support of this and recently in fact Chairman Powell of the FCC received a letter from 4 of the major Senators from the rural states in the United States Congress asking that the FCC look very favorably on adding terrestrial components to satellite certainty Craig McCaw and the ICO group have been very supportive of this as well as a number of the other mobile satellite service providers. So from that standpoint we feel very positive about were that it stands but certainty, while are long term prospects l think look pretty good on that front it still is the FCC and therefore it will probably a period of time to get it through.

Moderator: We have time for one more question and that is from Romeo Reyes of Jefferies and Company.

Romeo Reyes: Two question here--the note that goes to Apollo, is that going to be senior to the Bonds?

Gary Parsons: In the role where they are stepping into the guarantor position that Baron and SingTel have that is obviously senior to the bond situation. What you may be speaking about is the concept of potentially of what's referred to as the discrepancy note and that is simply if the XM Radio shares and the cash compensation that is provided is not equal to $115 million upon closing that in fact there would be a 3 year note that would in fact would be secured with a second position against those same XM shares and other collateral. Quite candidly, where XM stock is today and obviously with our expectations and where it would be upon closing or at September 30th there would be no discrepancy note.

Romeo Reyes: So, it is $115 million less the market value of 9 million shares plus $13 million of cash. That would be the deficiency note?

Gary Parsons: That is correct.

Romeo Reyes: OK, that sounds good--that is great. Did you give out how much cash you need beyond 02 to be fully funded through 02?

Bart Snell: That is clearly an interesting number. This is Bart. It really, as we look at the execution plans and the adoption of wireless internet and Rare space, we have our high yield interest as you know that we have interest payments starting this October. As we look at 03, it is really a little bit cloudy at this time to talk about if we need cash and how much. If we did, it would largely be to address at least the first of those interest payments.

Romeo Reyes: OK. So to get through the end of next year how much do you need?

Bart Snell: I think were going to complete as Walt mentioned working through the combined business plans. I think if we look at what we told you today, we would be looking at something on the order of $20 to $40 million for the second half of next year.

Walt Purnell: I would add, Romeo, that one of the interesting features of this merger is, I believe there is a tremendous potential upside in the Rare piece of the business. We haven't baked any of that kind of thinking into these cash flow models yet and that is the work that Glenn mentioned earlier that we need to do over the next few weeks to give you a better feel for the cash requirement beyond the mid 2002.

Romeo Reyes: Bart--the $20 to $40 million number included the receiving the $45 million from the MSV transaction and receiving $16-22 from Aether and selling any XM shares or is that before MSV, before Aether, before XM?

Bart Snell: It really includes probably the MSV and the Aether and depending on the level of debt some XM share sales. But, again we need to get a few quarters ahead and see how both businesses are performing I think before we get overly precise on what the funding requirement might be in the second half of 02.

Romeo Reyes: OK. That sounds good. Also, the venture assets you spoke about--I am not familiar with those venture assets, I haven't followed Rare Medium. What are those venture assets and do they have some book value or market value at this point?

Walt Purnell: Let's let Glenn address that since he is most familiar.

Glenn Meyers: We have about 20 companies in our portfolio that the model was basically companies we provided web services to--to extend, our venture folks thought it was a good opportunity that we could co-invest along side the leading VC's. While we stopped that activity in the market environment over the last few quarters, we still have a substantial portfolio, there is about $60 million in capital invested there. There certainly have been some charges against that. I think there is currently about $45 million of book value there. A couple public companies that would have public liquidity based on volume, etc. We do feel that again based on the market coming back and the sector coming back over time there are some well funded excellent opportunities in our portfolio which prospectively down the road would provide additional liquidity for the combined company.

Romeo Reyes: Can you mention a couple of names out there, which are public?

Glenn Meyers: L-90 that is public. We have a $4 million stake at these prices. The stock is in the $3.00 range and has been as high as $30.00. That kind of thing and then there is a list of private companies which you probably wouldn't be familiar with but if you go to our website or go to our last press release there is a list all of them and the stakes we own and the percentages we own and the amounts we invested. They are all with top tier VC's and again it is a tough environment but, the companies that are fully funded that are providing unique offerings certainly are going to have long term viability and we do think we have a number of those in the portfolio.

Romeo Reyes: Great. Thank you and congratulations to everyone.

Glenn Meyers: Thank You.

Walt Purnell: That concludes our call. Thank you very much for joining us this morning.